press release

ArcelorMittal publishes its Annual Report 2014 on Form 20-F

Luxembourg, 24 February 2015 - ArcelorMittal has today filed its Annual Report 2014 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is now available on ArcelorMittal's website http://corporate.arcelormittal.com/ under SEC Filings.